January 23, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Attention: Mr. Rufus Decker, Accounting Branch Chief

RE:	Aaron’s, Inc.

Form 10-K for the Year ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Period ended September 30, 2011

Filed November 7, 2011

File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) hereby provides below responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 21, 2011. For convenience of reference, each comment contained in your December 21, 2011 letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company.

The Company is requesting confidentiality pursuant to the Commission’s Rule 83 for portions of the Company’s responses to the Staff’s comment numbers 7 and 8, which are redacted from the EDGAR filing of this response letter. The unredacted letter and accompanying Rule 83 request are being sent under separate cover.

Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc.

Form 10-K for the Year ended December 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Letter to Securities and Exchange Commission

January 23, 2012

Response:

The Company has provided, where applicable, the proposed additional disclosures or other revisions in its responses below and will include these additional disclosures and other revisions or substantially similar disclosures in its future filings, where applicable.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 25

Results of Operations, page 28

2.	Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenues, material expenses and earnings before income taxes for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Response:

The Sales & Lease Ownership segment and the Franchise segment, as illustrated in the table below, account for substantially all of the operations of the Company and, therefore, substantially all of the material fluctuations in the Company’s operating results. Any material changes in the Company’s other segments are also discussed. The Company’s reportable segments are based on the operations of the Company that the chief operating decision maker regularly reviews to analyze performance and allocate resources among business units of the Company. The operating information reviewed includes revenues, depreciation and amortization, earnings before income taxes and interest expense. We will enhance our disclosures to discuss changes in these line items when material as this presentation is consistent with how management analyzes the business. We believe this presentation is consistent with Item 303(a) of Regulation S-K and meets the principal objective of MD&A “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management” as instructed in Financial Release No. 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(dollars in thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Revenues From External Customers
Segment	2010	% of Total	2009	% of Total	2008	% of Total
Sales & Lease Ownership	$1,803,778	96%	$1,685,841	96%	$1,526,405	96%
Franchise	$59,112	3%	$52,941	3%	$45,025	3%
Total Revenues	$1,876,847		$1,752,787		$1,592,608

Letter to Securities and Exchange Commission

January 23, 2012

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Depreciation and Amortization
Segment	2010	% of Total	2009	% of Total	2008	% of Total
Sales & Lease Ownership	$539,669	98%	$508,218	98%	$461,182	98%
Total Depreciation and Amortization	$549,532		$519,371		$471,393

	September 30,	September 30,		September 30,	September 30,		September 30,	September 30,
	Earnings Before Income Taxes
Segment	2010	% of Total		2009	% of Total		2008	% of Total
Sales & Lease Ownership	$159,417	84	%*	$147,261	83	%*	$113,513	81	%*
Franchise	$45,953	24	%*	$39,335	22	%*	$32,933	24	%*
Total Earnings From Continuing Operations Before Income Taxes	$190,786			$176,439			$139,580

*	Total Percentages exceed 100% as a result of loss before income taxes from the Other segment and certain eliminations.

Beginning with the Form 10-K for the year ended December 31, 2011, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations section for all comparative periods with the addition of disclosure substantially similar to the comparison of the years ended December 31, 2010 and 2009 presented below:

Year Ended December 31, 2010 versus Year Ended December 31, 2009

For the years ended December 31, 2010 and 2009, the Company’s Sales & Lease Ownership segment and the Franchise segment accounted for substantially all of the operations of the Company and, therefore, unless otherwise noted only the material changes are discussed within these two segments.

Revenues

The 7.1% increase in total revenues, to $1.877 billion in 2010 from $1.753 billion in 2009, was due mainly to a $117.9 million or 7.0%, increase in revenues from the Sales & Lease Ownership segment and $6.2 million, or 11.7%, increase in revenues from the Franchise segment.

The Sales & Lease Ownership segment revenues increased due to a 7.3% increase in lease revenues and fees and 10.4% increase in non-retail sales (which mainly represents merchandise sold to our franchisees). Lease revenues and fees within the Sales & Lease Ownership segment increased due to a net addition of 112 Company-operated stores since the beginning of 2009 and a 4.4% increase in same store revenues. Non-retail sales increased primarily due to net additions of 160 franchised stores since the beginning of 2009.

The Franchise segment revenues increased due to a $5.6 million, or 13.2%, increase in royalty income from franchisees. Franchise royalty income increased primarily due to the growth in the number of franchised stores and a 1.3% increase in same store revenues of existing franchised stores.

Letter to Securities and Exchange Commission

January 23, 2012

The $91.3 million increase in lease revenues and fees revenues and $34.3 million in non-retail sales was primarily attributable to our Sales & Lease Ownership segment discussed above. The $6.2 million increase in franchise royalties and fees was attributable to our Franchise Segment discussed above.

The 6.5% decrease in revenues from retail sales, to $40.6 million in 2010 from $43.4 million in the comparable period in 2009, was due primarily to the closure of the majority of the Aaron’s Office Furniture stores in 2010.

Other revenues decreased 27.6% to $12.9 million in 2010 from $17.7 million in 2009. Included in other revenues in 2010 is a $1.9 million gain from the sales of the assets of 11 stores. Included in other revenues in 2009 is a $7.8 million gain on the sales of the assets of 39 stores.

Cost of Sales

Non-retail cost of sales increased 10.4%, to $330.9 million in 2010, from $299.7 million for the comparable period in 2009, and as a percentage of non-retail sales, decreased slightly to 91.3% in 2010 from 91.4% in 2009.

Retail cost of sales decreased 10.6% to $23.0 million in 2010 compared to $25.7 million in 2009, and as a percentage of retail sales, decreased to 56.7% in 2010 from 59.3% in 2009 primarily as a result of decline in the volume of lower margin office furniture retail sales associated with the closure of 14 Aaron’s Office Furniture stores.

Expenses

Operating expenses in 2010 increased $53.3 million to $824.9 million from $771.6 million in 2009, a 6.9% increase. As a percentage of total revenues, operating expenses were 44.0% for both the year ended December 31, 2010 and 2009.

We began ceasing the operations of the Aaron’s Office Furniture segment in June of 2010. We closed 14 Aaron’s Office Furniture stores during 2010 and had one remaining store open to liquidate merchandise. As a result, we recorded $3.3 million in closed store reserves, $4.7 million in lease merchandise write-downs and other miscellaneous expenses in 2010, totaling $9.0 million in operating expenses, related to the closures. In 2009 we recorded a $2.2 million pre-tax charge to operating expenses relating to the write-down of certain lease merchandise and the impairment of long-lived assets associated with Aaron’s Office Furniture stores.

Depreciation of lease merchandise increased $29.1 million to $504.1 million in 2010 from $475.0 million during the comparable period in 2009, a 6.1% increase as a result of higher on-rent lease merchandise balance due to the growth of our Sales & Lease Ownership segment. Depreciation and amortization in the other segment decreased $2.2 million or 24.3% due to the closure of Aaron’s Office Furniture stores in 2010. As a percentage of total lease revenues and fees, depreciation of lease merchandise decreased slightly to 36.0% from 36.2% in the prior year.

Letter to Securities and Exchange Commission

January 23, 2012

Interest expense decreased to $3.1 million in 2010 compared with $4.3 million in 2009, a 28.0% decrease. The decrease in interest expense was due to lower debt levels during 2010.

Income tax expense increased $8.8 million to $72.4 million in 2010, compared with $63.6 million in 2009, representing a 13.9% increase. Our effective tax rate increased to 38.0% in 2010 from 36.0% in 2009 primarily related to the favorable impact of a $2.3 million reversal of previously recorded liabilities for uncertain tax positions due to the expiration of the statute of limitations in 2009.

Net Earnings from Continuing Operations

Net earnings from continuing operations increased $5.5 million to $118.4 million in 2010 compared with $112.9 million in 2009, representing a 4.9% increase. Earnings before income taxes increased $6.6 million or 16.8% primarily due to an 8.3% increase in earnings before income taxes in the Sales & Lease Ownership segment. As a percentage of total revenues, net earnings from continuing operations were 6.3% and 6.4% in 2010 and 2009, respectively. The increase in net earnings from continuing operations was primarily the result of the increase in profitability of new Company-operated sales and lease ownership stores added over the past several years, contributing to a 4.4% increase in same store revenues, and an 11.7% increase in franchise royalties and fees.

Item 8 – Financial Statements and Supplementary Data, page 37

Note A – Summary of Significant Accounting Policies, page 44

Disposal Activities, page 45

3.	In June 2010, you announced plans to close all of the remaining Aaron’s Office Furniture stores. Please tell us what consideration you gave as to whether this division should be presented as discontinued operations. Refer to ASC 205-20.

Response:

The Company considered the guidance in ASC 205-20, Discontinued Operations, to determine whether the Aaron’s Office Furniture (“AOF”) segment should be presented as discontinued operations in its consolidated financial statements as of June 30, 2010 and for the quarter then ended, and for each subsequent quarter. According to ASC 205-20-45-1, Reporting Discontinued Operations:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

Letter to Securities and Exchange Commission

January 23, 2012

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company first considered whether its AOF stores individually or as a group met the definition of a “component of an entity” under ASC 205-20-20 which states:

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

The operations and sources of cash flows of the AOF segment include the AOF store(s), the shared fulfillment centers and AOF management. As such, the AOF segment is the lowest level that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company and is, therefore, a component.

The Company then considered the applicability of paragraph 360-10-45-9, A Long-lived Asset (disposal group) to be sold. As the Company’s plans did not include a sale, we then looked to ASC 360-10-45-15, Presentation of Long-Lived Assets to Be Disposed of Other than by Sale, for guidance. ASC 360-10-45-15 states:

A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. The guidance on long-lived assets to be held and used in Sections 360-10-35, 360-10-45, and 360-10-50 shall apply while the asset is classified as held and used. I f a long-lived asset is to be abandoned or distributed to owners in a spinoff together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 205-20-45-1 through 45-5 and 205-20-50-5 shall apply to the disposal group at the date it is disposed of.

The Company’s plan for disposal of the AOF segment was to have its one remaining AOF store and the Sales & Lease Ownership (“SALO”) segment stores continue to service and collect rentals on active AOF consumer merchandise contracts until the ownership of the rental merchandise is transferred to the customers at the end of rent-to-own contracts, or until the rent-to-rent contracts are terminated and merchandise is returned. Active merchandise contracts transferred to SALO stores will be reflected in SALO’s operations until their expirations, whereas other active merchandise contracts serviced by the AOF store will be reflected in the AOF operations. AOF lease merchandise will be liquidated through its one remaining AOF store and SALO stores.

Letter to Securities and Exchange Commission

January 23, 2012

As discussed above, AOF is being disposed of other than by sale and will not be considered to have been disposed of until: (1) the last remaining AOF store is closed; (2) all AOF rental merchandise is disposed of; and (3) the existing rent-to-rent and rent-to-own contracts are terminated by the customer. The Company concluded that in accordance with ASC 360-10-45-15, ASC 205-20-45-1 through 45-5 and ASC 205-20-50-5 are not applicable to the AOF division until its disposal and, therefore, it should not be presented as discontinued operations.

Goodwill and Other Intangibles, page 46

4.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Letter to Securities and Exchange Commission

January 23, 2012

Response:

In response to the Staff’s comments, the Company will revise Note A: Summary of Significant Accounting Policies to include disclosures in substantially the following form:

Goodwill and intangibles with indefinite lives represent the excess of the purchase price paid over the fair value of the identifiable net tangible and intangible assets acquired in connection with business acquisitions. Impairment occurs when the carrying value of goodwill and intangibles with indefinite lives is not recoverable from future cash flows. The Company performs an assessment of goodwill and intangibles with indefinite lives for impairment at the reporting unit level annually as of September 30, or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in the Company’s stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results. The Company tests goodwill and intangibles with indefinite lives at the operating segment level as operations (stores) included in each operating segment have similar economic characteristics.

Fair value of reporting units used in the goodwill and intangibles with indefinite lives impairment test is determined based on either a multiple of gross revenue or other appropriate fair value methods. If the carrying value of the reporting unit exceeds the fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities is less than the carrying value, an impairment charge in an amount equal to the excess of the carrying value over fair value would be recognized. During the performance of the annual assessment of goodwill and intangibles with indefinite useful lives for impairment in each of the 2010, 2009 and 2008 fiscal years, the Company did not identify any reporting units which had estimated fair values that were not substantially in excess of their carrying values.

The Company supplementally advises the Staff that the Company used a single method to determine the fair values of its reporting units used in the Company’s goodwill and intangibles with indefinite lives impairment test during 2010 and 2009. Further, there were no changes in the methodologies used for valuing goodwill in 2010 since the prior year. Also, during the performance of the Company’s impairment assessments, the Company did not identify any assets or asset groups, other than those assets and asset groups that were impaired and disclosed in fiscal 2010 and 2009, which had expected undiscounted future cash flows that were not substantially in excess of their carrying values.

Letter to Securities and Exchange Commission

January 23, 2012

Form 10-Q for the Period ended September 30, 2011

General

5.	Please address the above comments in your interim filings as well, as applicable.

Response:

The Company will provide the disclosures in substantially the form stated above in all interim filings as applicable.

Consolidated Balance Sheets, page 3

6.	Please help us understand how you determined that the $41.5 million judgment should not be included in total liabilities.

Response:

The Company accounted for the $41.5 million judgment in accordance with ASC 450-20, Loss Contingencies, and disclosed the loss contingency on the Commitments and Contingencies line item consistent with Regulation S-X Section 5-02, Balance Sheets. The Company believes presentation of the loss contingency on a separate line outside of total liabilities is consistent with others in our industry and more prominently reflects the nature and amount of the accrual.

Note E – Commitments, page 12

Litigation, page 12

7.	You recorded a $36.5 million lawsuit expense during the three months ended June 30, 2011 related to the June 14, 2011 jury decision in the Alford v. Aaron Rents, Inc. litigation that was originally filed on October 2, 2008. This expense represents approximately 27% of your earnings before income taxes for the nine months ended September 30, 2011. There do not appear to be any disclosures regarding this matter in your Form 10-Q for the period ended March 31, 2011 or in your Form 10-K for the year ended December 31, 2010. Your disclosures on page 52 of the Form 10-K for the year ended December 31, 2010 state that you do not currently believe your exposure to loss under any claims is probable nor can you estimate a range of amounts of loss that are reasonably possible. Please provide us with a comprehensive background and history of this litigation since inception. Please help us understand how you were not in a position to disclose the reasonably possible range of loss related to this litigation in prior periods pursuant to ASC 450.

Response:

[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]

Letter to Securities and Exchange Commission

January 23, 2012

8.	For any significant outstanding matters, including the Kunstmann et al v. Aaron Rents, Inc. matter disclosed in your Form 10-K for the year ended December 31, 2010, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

Procedures for Assessing Litigation for Disclosures and Accruals (Including Developing Ranges of Reasonably Possible Losses)

The Company is mindful of its obligations under ASC 450 and Item 103 of Regulation S-K. On a quarterly or more frequent basis, the Company engages with its outside counsel retained to defend individual actions to attempt to assess:

•	Whether a particular matter is potentially material to the Company, in both quantitative and qualitative terms, using traditional standards of materiality;

•	Whether a loss is probable or reasonably possible; and

•	Whether a loss amount or range of loss can be reasonably estimated.

Such evaluations typically involve conferences among the Company’s internal counsel, its outside counsel responsible for discrete matters and the Company’s internal financial reporting and accounting staff. The Company’s internal counsel also discusses at least quarterly more significant litigation with the Company’s external securities counsel to help assess whether new disclosures should be made or existing disclosures updated. The Company’s internal counsel also discusses more significant matters with the Board of Directors.

Analyses of materiality, the likelihood of prevailing in a case and loss amounts used in developing a range of reasonably possible loss for disclosure are of course highly fact-specific. The individual facts of each case are the primary criteria for decision. Factors beyond the specifics of a case that may be considered include the Company’s and/or outside counsel’s prior litigation experience with the particular type of case, with the particular plaintiff’s attorney and/or in the particular jurisdiction or court, and the extent to which insurance or third-party indemnification is available. As described in the Company’s response to comment 7 above, research may be conducted to determine results of similar cases in the particular jurisdiction. Different weight may be given to different factors depending on the specific case, and significant portions of case evaluation are necessarily subjective, as most litigation is not susceptible of actuarial analysis.

Letter to Securities and Exchange Commission

January 23, 2012

The Staff’s comment above inquired about “significant outstanding matters,” which we interpret to include not only previously disclosed matters like the Kuntsmann case referenced in your comment, but other cases which the Company has not disclosed (whether due to immateriality or improbability of loss), and is closely monitoring for future developments in the event disclosure or accrual becomes required or advisable.

[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]

9.	We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingencies shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please expand your disclosures as necessary.

Response:

We will comply with Rule 10-01(a)(5) of Regulation S-X in future filings.

*****

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3388. Thank you.

Sincerely,
AARON’S, INC.

By:	/s/ Robert P. Sinclair, Jr.
Robert P. Sinclair, Jr.
Vice President, Corporate Controller